Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

January 7, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:         Katherine Bagley, Esq.

   Erin Jaskot, Esq.

   Division of Corporation Finance

   Office of Trade & Services

Re:                   Driven Brands Holdings Inc.

   Registration Statement on Form S-1 (Registration No. 333-251615)

   Filed December 22, 2020

   CIK No. 0001804745

Ladies and Gentlemen:

   On behalf of Driven Brands Holdings Inc., a Delaware corporation (the “Company”), we hereby submit in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”). Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 5, 2021 (the “Comment Letter”), as well as the inclusion of certain additional changes.

   The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto and have also provided copies of Amendment No. 1, marked to indicate changes from the Registration Statement submitted on December 22, 2020. References in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

   The Company has asked us to convey the following as its responses to the Staff:

Executive Compensation, page 143

1.	Please update your disclosure in this section to reflect compensation earned in the most recently completed fiscal year.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see the “Executive Compensation” section beginning on page 145 of Amendment No. 1.

General

2.

We note your disclosure on page 60 that the exclusive forum provision in your certificate of incorporation “provides that it will not apply to claims arising under the Securities Act of 1933, as amended, (the “Securities Act”), the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction.” However, the exclusive forum provision in your exhibit 3.2 does not provide the same.

Please amend your exhibit for consistency with the disclosure in your filing.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see Exhibit 3.2 of Amendment No. 1.

Katherine Bagley

Erin Jaskot

Securities and Exchange Commission

Division of Corporation Finance

January 7, 2021

Preliminary Estimated Financial Results for the Three Months and the Year Ended December 26, 2020, page 11

3.

We note your disclosure that “Our preliminary estimated financial results are therefore forward-looking statements based solely on information available to us as of the date of this prospectus and may differ materially from these estimates.” Please remove references that your results may differ “materially,” or remove the presentation of these estimates from your filing. Further, while you present preliminary estimates for revenue, net income, net debt, and Adjusted EBITDA, you do not present estimates for operating costs or expenses. In this regard, please provide qualitative disclosure that gives investors a sense of how your costs and expenses were impacted for the same period, with a view to understanding whether there were any material trends that differed from your historical results to put the quantitative amounts you are providing into context.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 11 and 13 of Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

January 7, 2021

If you have any questions regarding Amendment No. 1 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3025 or Blake Clardy at (212) 373-3538.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy

cc:	Tiffany Mason

Driven Brands Holdings Inc.

Scott O’Melia, Esq.

Driven Brands Holdings Inc.

Blake Clardy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Ian D. Schuman, Esq.

Latham & Watkins LLP